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                          March 18, 2021

       Raymond Tesi, M.D.
       Chief Executive Officer
       Inmune Bio, Inc.
       1200 Prospect Street, Suite 525
       La Jolla, CA 92037

                                                        Re: Inmune Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 12,
2021
                                                            File No. 333-254221

       Dear Dr. Tesi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas A. Rose, Esq.